                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13D

           Information to be included in statements filed pursuant to
                   Rule 13d-1(a) and amendments thereto filed
                            pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                            JB Oxford Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    466107109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                      Cleveland, Ohio 44114, 216-736-7204
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 30, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP NO.  466107109               13D                PAGE 2 OF 10 PAGES

------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             THIRD CAPITAL PARTNERS, LLC
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                                          (A)  [   ]

                                                                                                          (B)  [   ]
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY


------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

             OO
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)
                                                                                                             [    ]
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             NEVADA
------------ --------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                 NUMBER OF                 7     SOLE VOTING POWER

                   SHARES                        8,310,532 (1)
                                        -------- --------------------------------------------------------------------
                BENEFICIALLY            -------- --------------------------------------------------------------------
                                           8     SHARED VOTING POWER
                  OWNED BY
                                                 -0-
                    EACH                -------- --------------------------------------------------------------------
                                        -------- --------------------------------------------------------------------
                 REPORTING                 9     SOLE DISPOSITIVE POWER

                   PERSON                        7,840,992
                                        -------- --------------------------------------------------------------------
                    WITH                -------- --------------------------------------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 -0-
---------------------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,310,532 (1)
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             (SEE INSTRUCTIONS)
                                                                                                               [___]
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             36.8%
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             OO
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------

(1) Includes 469,540 shares held by the JB Oxford Revocable Government Trust of which Third Capital Partners, LLC is the Trustee with the power to vote the 469,540 shares held by the Trust, pursuant to the JB Oxford Revocable Government Trust Agreement, dated as of February 18, 1999, by and between JB Oxford Holdings, Inc. and Third Capital Partners, LLC, as Trustee.

CUSIP NO.  466107109               13D               PAGE 3 OF 10 PAGES

------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             CHRISTOPHER L.  JARRATT
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                        (A) [      ]
                                                                                                        (B) [      ]
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) OR 2(e)
                                                                                                              [    ]
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             US
------------ --------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                   NUMBER OF               7     SOLE VOTING POWER

                     SHARES                      9,433,032 (1)
                                        -------- --------------------------------------------------------------------
                  BENEFICIALLY          -------- --------------------------------------------------------------------
                                           8     SHARED VOTING POWER
                    OWNED BY
                                                 40,000 (2)
                      EACH              -------- --------------------------------------------------------------------
                                        -------- --------------------------------------------------------------------
                   REPORTING               9     SOLE DISPOSITIVE POWER

                     PERSON                        9,433,032 (1)
                                        -------- --------------------------------------------------------------------
                                        -------- --------------------------------------------------------------------
                      WITH                 10    SHARED DISPOSITIVE POWER

                                                   40,000 (2)
---------------------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             9,473,032 (1)
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             (SEE INSTRUCTIONS)
                                                                                                               [___]
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             40.0%
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------

(1) Includes (i) 469,540 shares held by the JB Oxford Revocable Government Trust of which Third Capital Partners, LLC is the Trustee with the power to vote the 469,540 shares held by the Trust, pursuant to the JB Oxford Revocable Government Trust Agreement, dated as of February 18, 1999, by and between JB Oxford Holdings, Inc. and Third Capital Partners, LLC, as Trustee; and (ii) options to purchase 1,075,000 shares, 266,667 of which are presently exercisable. Mr. Jarratt is the Manager of Third Capital Partners, LLC.

(2) Shares held by Mr. Jarratt's wife.

CUSIP NO.  466107109               13D                    PAGE 4 OF 10 PAGES

------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             JAMES G.  LEWIS
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                         (A) [     ]
                                                                                                         (B) [     ]
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY


------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)


------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                                                              [    ]
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             US
------------ --------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                  NUMBER OF                                  7     SOLE VOTING POWER

                    SHARES                                         1,042,800 (1)
                                                          -------- ----------------------------------------------------------------
                 BENEFICIALLY                             -------- ----------------------------------------------------------------
                                                             8     SHARED VOTING POWER
                   OWNED BY
                                                                   - 0 -
                     EACH                                 -------- ----------------------------------------------------------------
                                                          -------- ----------------------------------------------------------------
                  REPORTING                                  9     SOLE DISPOSITIVE POWER

                    PERSON                                         1,042,800 (1)
                                                          -------- ----------------------------------------------------------------
                     WITH                                 -------- ----------------------------------------------------------------
                                                             10    SHARED DISPOSITIVE POWER

                                                                   - 0 -
---------------------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,042,800 (1)
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             (SEE INSTRUCTIONS)
                                                                                                                [___]
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.8%
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN
------------ --------------------------------------------------------------------------------------------------------
------------ --------------------------------------------------------------------------------------------------------

(1) Includes options to purchase 1,000,000 shares, 250,000 of which are presently exercisable.

         Pursuant to Rule 13d-1(k)(1), this Amendment No. 3 to Schedule 13D is filed jointly by Third Capital Partners, LLC, a Nevada limited liability company ("Third Capital Partners"), Christopher L. Jarratt and James G. Lewis for the purpose of voluntarily reporting that Third Capital Partners, LLC, a Tennessee limited liability company ("Third Capital Tennessee"), has transferred its assets, including (i) 100,000 shares of common stock, $0.01 par value per share (the "Shares"), of JB Oxford Holdings, Inc., a Utah corporation ("JB Oxford"),
(ii) JB Oxford 9% Senior Secured Convertible Notes in the principal amount of $3.4 million (the "Senior Notes") and (iii) JB Oxford Secured Convertible Notes in the principal amount of $2.0 million (the "Junior Notes"), to Third Capital Partners.

Item 2.  IDENTITY AND BACKGROUND.

         Item 2 is amended and supplemented as follows:

         (a) The persons filing this Amendment to Schedule 13D are Third Capital Partners, Mr. Jarratt and Mr. Lewis. Mr. Jarratt is the Manager and a member of Third Capital Partners.

         (b) The address of Third Capital Partners, and the business address of Mr. Jarratt and Mr. Lewis is 3773 Howard Hughes Parkway, Suite 270N, Las Vegas, Nevada 89109.

         (c) Third Capital Partners was formed December 20, 1999 for the principal purpose of acquiring the assets of Third Capital Tennessee. Mr. Jarratt's principal occupations are Chairman of the Board and Chief Executive Officer of JB Oxford and Chief Executive Officer and Manager of Third Capital, LLC, a Nevada limited liability company, that engages in investment and advisory services. Mr. Lewis' principal occupations are Chief Operating Officer of JB Oxford and Third Capital, LLC.

         (d) Negative with respect to Third Capital Partners, Mr. Jarratt and Mr. Lewis.

         (e) Negative with respect to Third Capital Partners, Mr. Jarratt and Mr. Lewis.

         (f) Third Capital Partners is a limited liability company organized under the laws of the state of Nevada. Mr. Jarratt and Mr. Lewis are each citizens of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended and supplemented as follows:

         On December 30, 1999, Third Capital Tennessee transferred its assets to Third Capital Partners in exchange for limited liability company interests in Third Capital Partners. Immediately following the transfer, Third CapitalTennessee dissolved, distributing its ownership interests in Third Capital Partners to its members. Because Mr. Jarratt's ownership of and role in Third Capital Partners is the same as that of Third Capital Tennessee, the transfer did not result in any change in his beneficial ownership of Shares of JB Oxford. In addition, the transfer is exempt under Rule


                               Page 5 of 10 Pages

16(a)-13 because the change in ownership from Third Capital Tennessee to Third Capital Partners does not affect Mr. Jarratt's pecuniary interest in the Shares.

Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended and supplemented as follows:

         Third Capital Partners affirms and restates the disclosures of Third Capital Tennessee, Mr. Jarratt and Mr. Lewis included in Item 4 of the original
Schedule 13D filed by Third Capital Tennessee, Mr. Jarratt and Mr. Lewis on July 6, 1998, Amendment No. 1 to Schedule 13D filed by Third Capital Tennessee, Mr. Jarratt and Mr. Lewis on March 18, 1999, and Amendment No. 2 to Schedule 13D filed by Third Capital Tennessee, Mr. Jarratt and Mr. Lewis on October 1, 1999, as if fully restated in this Amendment No. 3 to Schedule 13D by Third Capital Partners.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and supplemented as follows:

         (a) According to the most recently available filing with the Securities and Exchange Commission by JB Oxford, there are 14,384,186 Shares outstanding. In accordance with their terms, the Senior Notes owned by Third Capital Partners may be converted into 4,883,850 Shares and the Junior Notes owned by Third Capital Partners may be converted into 2,857,142 Shares. The Company treats the 469,540 Shares (the "Trust Shares") held by the JB Oxford Revocable Government Trust (the "Trust") as treasury shares that are not included in the number of Shares outstanding. Assuming the conversion of the Senior and Junior Notes owned by Third Capital Partners (collectively, the "Convertible Notes"), and that the Trust Shares were outstanding, there would be 22,594,718 Shares outstanding.

         Third Capital Partners beneficially owns 8,310,532 Shares, including the Trust Shares. Third Capital Partners, as Trustee of the Trust, has the right to vote the Trust Shares. The 8,310,532 Shares beneficially owned by Third Capital represent approximately 36.8% of the outstanding Shares, assuming conversion of the Convertible Notes and that the Trust Shares were outstanding.

         As the sole Manager of Third Capital Partners, Mr. Jarratt may be deemed to beneficially own all of the Shares beneficially owned by Third Capital Partners, including the Trust Shares and the Shares that are issuable upon conversion of the Convertible Notes. In addition, Mr. Jarratt directly owns 47,500 Shares and options to purchase 1,075,000 Shares (266,667 of which are presently exercisable). Mr. Jarratt may also be deemed to beneficially own 40,000 Shares owned by his wife. Assuming the conversion of the Convertible Notes, the exercise of Mr. Jarratt's options, and that the Trust Shares were outstanding, there would be 23,669,718 Shares outstanding. Mr. Jarratt may be deemed to beneficially own 9,473,032 Shares, or approximately 40.0% of the outstanding Shares, assuming conversion of the Convertible Notes, exercise of his options and that the Trust Shares were outstanding.


                               Page 6 of 10 Pages

         Mr. Lewis directly owns 42,800 Shares and may be deemed to beneficially own options to purchase 1,000,000 Shares (250,000 of which are presently exercisable). Assuming the exercise of the options granted to Mr. Lewis, there would be 15,384,186 Shares outstanding. Mr. Lewis may be deemed to own 1,042,800 Shares, or approximately 6.8% of the outstanding Shares assuming exercise of his options.

         Mr. Jarratt and Third Capital Partners disclaim beneficial ownership of any Shares beneficially owned by Mr. Lewis. Mr. Lewis disclaims beneficial ownership of any Shares beneficially owned by Third Capital Partners or Mr. Jarratt.

         (b) Other than the Trust Shares, Mr. Jarratt, as the sole Manager of Third Capital Partners, has sole power to vote or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by Third Capital Partners.

         Other than the Shares owned by his wife, Mr. Jarratt has sole power to vote or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by him.

         Mr. Lewis has sole power to vote or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by him.

         (c) Third Capital Partners acquired 100,000 Shares and the Convertible Notes from Third Capital Tennessee, as described above. Effective December 30, 1999, Third Capital Tennessee resigned as Trustee of the Trust and JB Oxford appointed Third Capital Partners as Trustee, with the right to vote the Trust Shares pursuant to the JB Oxford Revocable Government Trust Agreement, dated as of February 18, 1999. Third Capital Partners is not being compensated in its role as Trustee.

         During the past 60 days, Mr. Jarratt did not acquire any Shares.

         During the past 60 days, Mr. Lewis did not acquire any Shares.

         (d)      Not Applicable.

         (e)      Not Applicable.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 7.7       Agreement of Joint Filing


                               Page 7 of 10 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 1, 2000                THIRD CAPITAL PARTNERS, LLC



                                      By:   /s/ Christopher L. Jarratt
                                         ---------------------------------------
                                         Christopher L. Jarratt, Manager





                                       /s/ Christopher L. Jarratt
                                      ------------------------------------------
                                      Christopher L. Jarratt




                                      /s/ James G. Lewis
                                      ------------------------------------------
                                      James G. Lewis


                               Page 8 of 10 Pages

                                  EXHIBIT INDEX

         Exhibit 7.7       Agreement of Joint Filing




                               Page 9 of 10 Pages